This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

NOTICE TO THE SHAREHOLDERS
OF
FINANCIERA INDEPENDENCIA, S.A.B. DE C.V., SOFOM, E.N.R.

Pursuant to Article 132 of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles) and ArticleEight  of the by-laws of Financiera Independencia, S.A.B. de C.V., SOFOM, E.N.R., (the “Company”), it is hereby notified to the shareholders of the Company that the General Ordinary Shareholders’ Meeting held on December 17, 2009 (the “Shareholders’ Meeting”), resolved to approve an increase to the variable portion of stated capital of the Company’s , for up to an amount of $850,000,000 M.N. (eight hundred and fifty million Pesos 00/100 national currency), and the issuance of 85,000,000 (eighty five million) of new “Sole” Series, ordinary, nominative, without par value, shares, to be subscribed and paid by the shareholders, in exercise of their preferential right of subscription pursuant to Article 132 of the General Law of Commercial Companies, at a price of $10.00 M.N. (ten pesos 00/100 Mexican Currency), per share (the “Capital Increase”), at a ratio of 0.1349206349 (zero point one, three, four, nine, two, zero, six, three, four nine) of a share for each of the 630,000,000 (six hundred and thirty million) currently outstanding shares issued at the moment, based on the shares they own immediately prior the Capital Increase.

The shareholders may exercise their preferential subscription rights during the term expiring on January 11, 2010, inclusively (the “Subscription Expiration Date”).

The shareholders may exercise their preferential subscription rights until the Subscription Expiration Date, through the financial intermediaries custodians of their shares at, and through the S.D. Indeval Institución para el Depósito de Valores S.A. de C.V., or directly at the Company’s offices located at Prolongación Paseo de la Reforma No. 600-301, Colonia Santa Fe Peña Blanca, Del. Alvaro Obregon, P.C. 01210, Mexico City, Federal District, Mexico for those shareholders who hold an original copy of the share certificates that represent their shares, in both cases, against the presentation of the share certificates or documents that evidence the equity owned by them and through the payment of the subscription price per share to the Company, precisely on or prior to the Subscription Expiration Date and subject to the consequent cancellation of the coupon number 5 of the share certificates.

It is hereby informed to the shareholders that in terms of the resolutions of the Shareholders’ Meeting, upon expiration of the term for the exercise of the preferential subscription right to subscribe and pay the shares representing the Capital Increase or in case of express waiver, the shares that are not subscribed or paid by the shareholders through the exercise of their preferential subscription rights, may be cancelled, deposited in the Company’s treasury or assigned for their subscription and payment by any third party, as resolved by the Board of Directors of the Company, or used for any other lawful purposes determined by such Board.

As described in the Shareholders’ Meeting, it is hereby confirmed, that certain investment funds have expressed their intent to subscribe and pay, directly or indirectly, 70,000,000 (seventy million) shares of the stated capital of the Company at the same subscription price of $10.00 (ten pesos 00/100 Mexican Currency) per share, in case any shares remain pending to subscribe and pay once the term for the exercise of the preferential subscription right by the shareholders of the Company has expired, or in case such right is expressly waived.

Likewise, it is hereby informed that, in terms of the resolutions adopted by the Shareholders’ Meeting, upon completion of the above described subscirption procedures are completed, if any shares remain pending of subscription, the Board of Directors of the Company, as it deems necessary or convenient, may offer to all of the Company’s shareholders such remaining shares for their subscription and payment at a subscription price that, in no case, could be lesser than $10.00 (ten pesos 00/100 Mexican Currency) per share, pursuant to the terms of the relevant notice that will be published in the official newspaper of the Company’s domicile and in the electronic website of the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), through the EMISNET system, (the “Second Offering Process  for the Shareholders”) including the possibility for the shareholders who participated in the subscription and total payment of the shares to which they would be entitled, considering their equity holding under the Second Offering Process for the Shareholders, to subscribe and pay, additionally and proportionally among them, as many shares as it may be necessary so that in exercise of their right to increase their equity holding percentage proportionally, all of the shares pending subscription are subscribed and paid, at a price that, in no case, must be lesser than $10.00 (ten pesos 00/100 Mexican Currency) per share.

Mexico City, Federal District, December 18, 2009.

____________________________
Iker I. Arriola Peñalosa
Secretary of the Board of Directors